April 26, 2023

VIA E-mail

Ann Maurer
235 West Galena Street
Milwaukee, WI 53212

       Re:       First Trust Hedged Strategies Fund (the    Fund   )
                 File Nos. 811-23857, 333-270842

Dear Ms. Maurer:

        We have reviewed the Fund   s registration statement on Form N-2 filed
with the
Securities and Exchange Commission on March 24, 2023, with respect to an offering of common shares. Our comments are set forth below. Please consider a comment made with respect to one section applicable to similar disclosure elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General Comments

   1. We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

   2. In addition to co-investment exemptive relief from the provisions of section 17(d) of the
      Investment Company Act, please supplementally explain if the Fund has submitted or intends to submit any other exemptive applications or a no-action request in connection with the registration statement. Please inform us of the anticipated timing of any applications or requests for relief.

   3. Please confirm that the Fund does not intend to issue debt securities or preferred shares within a year from the effective date of the registration statement. If the Fund plans to issue preferred shares within a year from the effectiveness of the registration statement, please include additional disclosure of risks to shareholders in the event of a preferred shares offering.

   4. The registration statement appears to contemplate a transaction with the Predecessor
      Fund that will occur after your decision to become registered as an investment company.
 Ann Maurer
First Trust Hedged Strategies Fund
Page 2

        Please tell us how this transaction will be structured to comply with section 17 of the
        Investment Company Act, including any no-action relief upon which you intend to rely.

   5. Please tell us if you have presented or will present any    test the
waters    materials to
      potential investors in connection with this offering. If so, please provide us with copies of such materials.

                                               Prospectus

Cover

   6. In the third paragraph on the cover, the disclosure states that simultaneous with the
      commencement of the Fund   s operations, the Predecessor Fund will be
reorganized into
      the Fund. Please disclose how the private fund holders    shares will be
valued for
      purposes of the reorganization. Will there be any dilution for other shareholders who purchase shares in the initial offering? If so, please provide appropriate cover page and prospectus disclosure. Please explain in correspondence what information investors will have available to them about the Predecessor Fund and its portfolio prior to purchasing
      Fund shares.

   7. In footnote 1 to the table on the cover, the disclosure in the last two
sentences states    The
      minimum initial investment in Class A Shares by any investor is $[25,000] and the minimum initial investment in Class I Shares by any investor is $[25,000]. However, the
      Fund, in its sole discretion, may accept investments below this minimum. Please explain to us the circumstances under which the Adviser may reduce the stated minimum investment.

   8. In Investment Objective and Strategies, please explain in the disclosure what a hedge
      fund is. Please also specify the Fund   s principal strategies that are
speculative (e.g., use
      of leverage) and include a cross-reference to the disclosure regarding the risks associated with these strategies. See Form N-2, Item 1.1.j. and the Guidelines to Form N-2, Guide
      6.

   9. In Interval Fund, please specify the intervals between deadlines for repurchase requests and pricing and repayment. See Guide 10 to Form N-2.

Fund Summary

   Fees and Expenses (pages 3-4)

   10. In the last paragraph on page 4, regarding the Waiver, please disclose
that the Adviser   s
       recoupment may not exceed the net expense ratio in place at the time amounts were
       waived, and may not exceed the Fund   s current net expense ratio.
 Ann Maurer
First Trust Hedged Strategies Fund
Page 3

Fund Fees and Expenses

   11. In the narrative preceding the fee table, please disclose the amount of Fund leverage assumed in making the fee calculations.

   12. Please revise the fee table footnotes to explain any material assumptions used in estimating expenses. To the extent an estimate is materially different from what the
       Predecessor Fund would have disclosed, had it been registered previously, please explain the reasons for the variance in correspondence.

Investment Objective and Strategies

   Investment Objective

   13. In the last line on page 9, the disclosure states    the Fund   s
investment objective is non-
       fundamental and may be changed by the Board without the approval of
shareholders.    If
       shareholders will be given notice of a change in the Fund   s investment
objective, please
       disclose so.

   Investment Strategies and Overview of Investment Process

   14. On page 10, in Credit, the disclosure states that the Fund may invest in Investment Funds
       using a    distressed and high-yield sub-strategy    that    involves
investing in the securities
       of companies   having below investment grade credit ratings.    Please
disclose that such
       securities are commonly referred to as    junk    and may be considered
speculative.

   15. On page 12, in Investment Process, the disclosure in the second sentence of the first
       paragraph refers to the Investment Adviser   s    operational due
diligence    as part of its
          multi-step Underlying Manager selection process.    Please disclose
in this section how
       the Investment Adviser conducts its    operational due diligence
(i.e., what does the
       Investment Adviser   s due diligence entail?).

   16. On page 13, in the first paragraph of Investment Policies and Restrictions, the disclosure
       states    The Fund will continue to attempt to diversify its holdings in
Investment Funds
       and it    also expects to continue to diversify its holdings among broad categories of
       investment strategies [emphasis added].    As the Fund is categorized as
non-diversified
       under the Investment Company Act, to avoid confusion, please either delete or replace
       the word    diversify    each time it is used here.

   17. On page 13, in the penultimate sentence of No Restrictions on Investment Policies, the
       disclosure states that    the Investment Adviser will seek to capitalize
on attractive
       opportunities wherever they might be,    and in the following sentence,
that    the
       Investment Adviser may employ other strategies or techniques that it considers
       appropriate and in the best interest of the Fund.    The Fund is
conducting a continuous
       offering that requires it to consider the accuracy and completeness of its disclosures
       including its strategies and risks disclosures     on an on-going basis.
We do not believe
 Ann Maurer
First Trust Hedged Strategies Fund
Page 4

       simply referencing    other strategies or techniques    would be
sufficient disclosures if such
       strategies constitute principal strategies. Please clarify whether such other strategies and
       techniques    are expected to constitute principal strategies and revise as necessary.

Principal Risk Factors

   18. On page 17, in Borrowing, Use of Leverage, the disclosure states    the
Fund   s portfolio
       may be exposed to the risk of highly leveraged investment programs of certain
       Investment Funds.    Please also disclose that the Fund may be exposed
to similar risks
       through its own use of leverage.

   19. On page 28, in Reliance on Quantitative Analysis, the disclosure discusses the risks
       associated with the Investment Funds    reliance on quantitative models
and systems.
       Please also disclose the risks associated with the Fund   s use of
quantitative analysis in its
       investment process.

   20. On page 32, in Asset-Backed Securities, the disclosure states
Investment Fund
       investments may also include private mortgage pass-through securities that are issued by originators of, and investors in, mortgage loans, including savings and loan associations, mortgage banks, commercial banks, investment banks and special purpose subsidiaries of
       the foregoing.    Please update this disclosure as appropriate to
address current risks
       associated with investment in banks and other financial institutions, as well as the risks associated with investment in mortgage-backed or other securities connected to the commercial real estate market.

   21. On page 38, Interest Rate Risk, the disclosure states    Although
government financial
       regulators, such as the U.S. Federal Reserve, have taken steps to maintain historically low
       interest rates, they may raise rates at any time.    Please update this
disclosure to reflect
       current economic events, including the Federal Reserve   s raising of
interest rates and any
       resulting risks to the Fund.

   22. On page 40, please delete the first sentence of Limits of Risk Disclosures as it implies the disclosure in the registration statement is materially incomplete.

Passport Select: Model Class of FT Alternative Platform I LLC Performance

   23. To the extent that you present quarterly performance net of fees, please include 2018 so
       that you have five years    performance, consistent with your Average
Annual Returns
       table.

   24. With respect to the Predecessor Fund, supplementally, please:

           a. Describe the background of the Predecessor Fund, including information about when and why the Predecessor Fund was created. Please also state the exemption or exclusion from the definition of investment company upon which the
              Predecessor Fund relied;
 Ann Maurer
First Trust Hedged Strategies Fund
Page 5


           b. Confirm that the Investment Adviser was the adviser for the Predecessor Fund for the entire performance period shown. In addition, please discuss whether the
              Investment Adviser managed any other accounts or private funds that were materially equivalent to the Fund. Were these other accounts converted to registered investment companies, and if not, why not? Please explain why the
              Predecessor Fund was chosen to be registered and if any other materially equivalent account had lower performance as compared with the Predecessor
              Fund;

           c. State whether the Predecessor Fund transferred substantially all of its portfolio securities or whether the Predecessor Fund transferred only a portion of its assets to the Fund and if so, how much was transferred;

           d. If the Predecessor Fund engaged in any transactions, or made any distributions, not in the ordinary course within the past year, explain the nature of the event and why it occurred;

           e. State whether the Investment Adviser believes that the Predecessor Fund could have complied with Subchapter M of the Internal Revenue Code;

           f. Describe whether the Predecessor Fund made any investment strategy changes within a one-year period prior to the date the registration statement was filed and whether such changes were made in anticipation of the conversion to a registered investment company. In addition, please discuss any variation in the level of assets (e.g., via redemptions, transfers of assets to another person or fund, cash infusions) of the Predecessor Fund within a one year period prior to the date the registration statement was filed. If any investors in the Predecessor Fund redeemed out of the Predecessor Fund within one year of this date, please describe whether such investors were able to invest in an account or a private fund with substantially similar investment strategies to those of the Predecessor Fund;
              and

           g. Please represent that the Predecessor Fund has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the
              Advisers Act.

Transfer of Shares

   25. The disclosure on page 50 states that transferees by operation of law are entitled to
       distributions, to transfer or tender shares    but [are] not entitled to
the other rights of a
       Shareholder unless and until the transferee becomes a substituted Shareholder as
       specified in the Declaration of Trust.    Please tell us what    other
rights    are covered by
       this statement and the procedures that must be followed to become a substituted
       Shareholder. Please clarify how this provision impacts rights shareholders may have under the federal securities laws.
 Ann Maurer
First Trust Hedged Strategies Fund
Page 6

Calculation of Net Asset Value

   26. On page 51, the disclosure states    The Investment Adviser   s
Valuation Committee will
       oversee the valuation of the Fund   s investments on behalf of the Fund.
   Please disclose
       the conflict this presents as the Management Fee is based on a
percentage of the Fund   s
       net assets.

Shareholder Taxation

   27. On page 55, there is a discussion of the tax implications for    Sales,
Exchanges and
       Redemption    of Fund shares. However the only source of liquidity for
Fund shares is
       through quarterly repurchase offers     there are no opportunities for
share exchanges or
       share redemptions. Please revise this section as appropriate.

   28. Please disclose the tax consequences to Shareholders of share repurchases and related portfolio security sales.

   29. Please also disclose the effect that share repurchases might have on the ability of the
       Fund to qualify as a RIC under federal tax law in the event that share repurchases have to be funded with proceeds from the liquidation of portfolio securities.


                               Statement of Additional Information

   30. On page 4, Fundamental Policies, in the Fund   s concentration policy
(#7), the disclosure
       states    The Fund will not invest 25% or more of its assets in an
Investment Fund that it
       knows concentrates its assets in a single industry.    Please revise the
concentration policy
       or otherwise clarify in the section Non-Fundamental Policies that the Fund will not invest in Investment Funds that the Fund knows, in the aggregate, have invested 25% or more of their combined assets in any particular industry.


                                             Exhibits

Agreement and Declaration of Trust

   31. Please disclose in an appropriate place within the prospectus the provisions of Section
       2.10 Legal Proceedings requiring that a Shareholder make a pre-suit written demand upon the Fund Trustees to bring a derivative action and that the Trustees must be
       afforded a reasonable amount of time to consider the Shareholder   s
request. Please also
       disclose in the prospectus that the requirements for bringing derivative actions outlined in
       Section 2.10 do not apply to claims brought under the federal securities laws.

                           *         *   *      *       *       *      *
 Ann Maurer
First Trust Hedged Strategies Fund
Page 7

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

        We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

         Should you have any questions regarding this letter, please contact me at (202) 551-
6779 or Rossottok@sec.gov.

                                                Sincerely,

                                                /s/ Karen Rossotto

                                                Karen Rossotto
                                                Senior Counsel


cc: Veena K. Jain, Esq. and Joshua B. Deringer, Esq., Faegre Drinker Biddle & Reath LLP
    Jay Williamson, Securities and Exchange Commission
    David Manion, Securities and Exchange Commission